Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

January 11, 2011

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that production in 2010 reached 7,024,055 equivalent ounces of silver, representing a 62% increase over 2009 from 4,337,103 equivalent ounces of silver. The equivalent silver production for 2010 consisted of 6,529,325 ounces of silver, representing a 72% increase from the prior year, 6,404,227 pounds of lead, representing a 3% decrease from the previous year, and 2,152 ounces of gold, representing a decrease of 19% compared to the previous year.

Item 5.	Full Description of Material Change

5.1      Full Description of Material Change

See Schedule “A” attached hereto.

5.2      Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

January 11, 2011